SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-09623

IVAX CORPORATION

EMPLOYEE SAVINGS PLAN (PUERTO RICO)

(Full Title of the Plan)

IVAX CORPORATION

4400 Biscayne Boulevard, Miami, Florida 33137

(Name and principal executive offices of the issuer

of the securities held pursuant to the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN (PUERTO RICO)

	By:	IVAX CORPORATION,
PLAN ADMINISTRATOR

Date: June 28, 2004	By:	/s/ Thomas E. Beier
Thomas E. Beier,
Senior Vice President-Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan (Puerto Rico)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

IVAX Corporation Employee Savings Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (Puerto Rico) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Miami, Florida	Certified Public Accountants
June 17, 2004

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$57	$—
Accrued income	288	—
Investments, at fair value	3,644,317	1,838,400

Contributions receivable:
Participant contributions	23,485	24,400
Employer contributions	16,871	15,750

Net assets available for benefits	$3,685,018	$1,878,550

See accompanying notes.

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2003

Additions
Contributions:
Participant	$577,668
Employer	364,574
Rollover	77,089
Investment income:
Interest	16,601
Dividends	48,467
Net appreciation in fair value of investments	639,045
Transfer in from merged plan	420,055

Total additions	2,143,499

Deductions
Distributions to participants	(332,426)
Administrative expenses	(4,605)

Total deductions	(337,031)

Net increase	1,806,468

Net assets available for benefits:
Beginning of year	1,878,550

End of year	$3,685,018

See accompanying notes.

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements

December 31, 2003

1. Description

General

Effective January 1, 1996, the IVAX Corporation Employee Savings Plan (Puerto Rico) (the Plan) was established as a defined contribution pre-tax elective deferral plan to cover eligible Puerto Rico based employees of IVAX Corporation (the Employer or the Company) and affiliates. Banco Popular de Puerto Rico serves as Plan Trustee and Merrill Lynch performs recordkeeping functions for the Plan.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility

Every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. An employee is not eligible to participate during any time period for which the individual is (i) a temporary employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident of Puerto Rico who receives no earned income from sources within Puerto Rico.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 10% of his or her compensation. The Plan administrator may restrict elective deferrals by highly compensated employees, as defined by the Plan, as the Plan administrator determines is reasonably necessary in order to comply with certain discrimination tests. Each participant’s contribution was limited by the Plan to $8,000 during 2003 and 2002. Participant contributions to the Plan are submitted

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements (continued)

1. Description (continued)

to the trustee, who invests the contributions and investment earnings as directed by the participants from among investment options chosen by the Plan administrator. All expenses incurred by a participant’s directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the account of the participant.

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, stock of the Employer, or a combination thereof, equal to a discretionary percentage of a participant’s compensation contributed as an elective deferral contribution. Matching contributions shall be invested in accordance with the employee’s investment election on file at the time of the matching contribution.

With the consent of the Employer, the Plan allows new employees to roll over amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest 100% in their elective deferral contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant’s employment for death, total or permanent disability, or upon attainment of the normal retirement age of 65 years, such participant’s nonvested Employer matching contributions shall immediately vest 100%.

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements (continued)

1. Description (continued)

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the earlier of the distribution of the entire vested portion of the terminated participant’s account, or five years after termination of service. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $27,000 in 2003, which was used to reduce the Employer’s contribution, and $33,000 in 2002.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions of a participant’s vested account balance while the participant is still employed are permitted for balances rolled over into the Plan, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Distribution is made in a lump sum, and participants and spouse beneficiaries may roll over the distribution to another employer’s qualified plan or to an individual retirement account or annuity. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balances. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by one-half of the balance in the participant’s account and bear interest at 1% greater than the prime lending rate as quoted in The Wall Street Journal on the last day of the quarter before the loan is established. The repayment of principal and interest is made through payroll deductions.

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements (continued)

1. Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31
	2003	2002
Merrill Lynch Retirement Preservation Trust	$1,168,511	$684,506
IVAX common stock	995,777	504,267
Loans to participants	349,762	161,129
John Hancock Bond Fund Class A	312,849	125,049
Davis NY Venture Fund Class A	188,983	25,875

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $639,045 as follows:

IVAX common stock	$486,672
Common/collective trusts	1,807
Mutual funds	150,566

$639,045

4. Transactions with Related Parties

Participants are charged administrative expenses (loan application fees, check issuance fees and withdrawal processing fees) by the Custodian, which are paid directly by the participants by deduction from their accounts. These expenses totaled $4,605 for 2003. In addition, there are professional, legal fees, and management fees related to the Plan that are charged to the Employer by the Custodian, the Trustee, attorneys and other parties. These expenses consisted of approximately $37,500 for the year ended December 31, 2003. The Employer also performed certain administration and accounting services on behalf of the Plan for which no amounts were charged.

5. Plan Merger

On February 6, 2003 the Company acquired the stock of ChemSource Corporation (Chemsource) in Puerto Rico. In connection with the acquisition the Company merged ChemSouce’s defined

IVAX Corporation

Employee Savings Plan (Puerto Rico)

Notes to Financial Statements (continued)

5. Plan Merger (continued)

contribution plan into the Plan. On June 13, 2003 a transfer in the amount of $420,055 was received and recognized by the Plan.

6. Income Tax Status

The Plan has received a favorable determination letter dated July 1, 1997 from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirement under Section 1165(a) of the Puerto Rican tax laws. Therefore, no provision has been made in the financial statements for income taxes. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Internal Revenue Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

IVAX Corporation

Employee Savings Plan (Puerto Rico)

EIN: 16-1003559 Plan: 002

Schedule H, line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e)[1] Current Value
*	IVAX Corporation	IVAX common stock	$995,777
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	1,168,511
*	Merrill Lynch	Merrill Lynch Equity Index Trust I	12,811
	Davis Selected Advisors, LP	Davis NY Venture Fund Class A	188,983
	Franklin Templeton Investments	Franklin Small Cap Gr Fund Class I	60,247
	AIM Advisors, Inc.	AIM Global Growth Fund Class A	55,087
	Dreyfus Corporation	Dreyfus Premier Balance Fund Class A	26,217
	AIM Advisors, Inc.	AIM Blue Chip Fund Class A	142,965
	John Hancock Group	John Hancock Bond Fund Class A	312,849
	MFS Investment Management	MFS Capital Opportunities Fund Class A	158,771
	Van Kampen Funds	Van Kampen Growth & Income Fund	47,571
	Franklin Templeton Funds	Templeton World Fund	48,323
	Lord Abbett Funds	Lord Abbett Small Cap Value Fund	5,414
	UBS	UBS Small Cap Growth Fund	5,049
	Lord Abbett Funds	Lord Abbett Mid Cap Fund	22,517
	Alliance Funds	Alliance Balanced Shares A	43,463
*	Participants notes receivable	Loans to participants (interest rate ranges 5% to 10.50%)	349,762

			$3,644,317

*	Denotes a party-in-interest.

1 – Column (d) is not presented as all investments are participant directed.

Exhibits
23.1	Consent of Ernst & Young LLP